One International Place, 40th Floor
100 Oliver Street
Boston, MA  02110-2605

+1  617  728  7100  Main

+1  617  426  6567  Fax

www.dechert.com

CHELSEA M. CHILDS

chelsea.childs@dechert.com

+1 617 728 7128  Direct

+1 617 275 8419  Fax

April 21, 2014

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:          The Hartford Mutual Funds, Inc. (SEC Files Nos. 333-02381 and 811-07589) (the “Registrant”)

Dear Ms. O’Neal-Johnson:

We are writing in response to comments you provided telephonically to Chelsea Childs on March 31, 2014 with respect to The Hartford Mutual Funds, Inc. Post-Effective Amendment No. 122, filed on February 14, 2014 (the “Amendment”) relating to Hartford Multi-Asset Income Fund (the “Fund”). On behalf of the Registrant, we have reproduced your comments below and provided the Registrant’s responses immediately thereafter. Capitalized terms have the meanings attributed to such terms in the Prospectus.

1.              Comment:           Please file Tandy representations via EDGAR correspondence in regard to this post-effective amendment.

Response:            The Registrant will make the requested representations.

2.              Comment:           With respect to the Fund’s shareholder fee table, please consider deleting the “Exchange fees” line item.

Response:            Item 3 of Form N-1A states that a fund should include in the shareholder fee table certain fees applicable to a shareholder’s investment in the fund, including “Exchange Fees.” Because this line item is an example of an appropriate line item, the Form does not require that a fund omit any line item for which no fee is charged, and this line item is currently included in all other Hartford Funds’ prospectuses, the Registrant respectfully declines to delete the line item.

3.              Comment:           With respect to the Fund’s expense table, please revise the “Maximum deferred sales charge (load) (as a percentage of purchase price or redemption proceeds, whichever is less)” line item for Class A shares to reflect “1.00%” and revise the accompanying footnote to indicate that such deferred sales charge only applies for investments over $1 million.

Response:            Shareholders of the Fund will generally not be subject to a contingent deferred sales charge (“CDSC”) on redemptions of Class A shares.  However, investments of $1 million or more in Class A shares — which qualify for a full waiver of the Class A shares’ front end sales charge — are subject to a CDSC of 1.00% on any shares sold within 18 months of purchase.  This fact is disclosed in the “How Sales Charges are Calculated” section of the Fund’s Prospectus.  The Registrant believes that disclosure of this 1.00% CDSC is material to investors, but believes that it is inappropriate to identify such CDSC in the expense table as the Class A shares maximum deferred sales charge given that most shareholders will never be required to pay such sales charges.  Prior to the introduction of the summary prospectus, the Registrant had only disclosed the Class A shares 1.00% CDSC in a footnote to the expense table.  In its implementation of the summary prospectus, the Registrant removed the footnote and included a cross reference to the disclosure of the Class A shares 1.00% CDSC in the “How Sales Charges are Calculated” section of the Prospectus in the narrative introduction to a fund’s expense table.  When the Securities and Exchange Commission (“SEC”) staff (the “Staff”) indicated in its comments to the Registrant’s summary prospectus that such language in the introduction to the expense table is not permitted by Form N-1A, the Registrant removed the cross-reference and added the parenthetical in the expense table indicating that no deferred sales charge applies to Class A investments of under $1 million.  As a result of certain limitations imposed by XBRL, the Registrant had proposed to revert to using only a footnote to disclose this CDSC as part of a previous annual update to the Registrant’s registration statements.  However, the Registrant again received a comment from the SEC staff indicating that the footnote could only be included to the extent the sales charges referred to in the footnote were included in the expense table.  Accordingly, in order to address the staff comment, the Registrant reinserted the parenthetical to the expense table indicating that there is no deferred sales charge for Class A shares where under $1 million is invested, such that the deferred sales charge is included in the table.  As indicated above, the Registrant believes that further revision to the expense table to reflect a 1.00% deferred sales charge would be inappropriate and potentially misleading.  For these reasons, the Registrant respectfully declines to make the proposed change.

4.              Comment:           With respect to the Fund’s expense table, please delete footnote 4  per Instruction 3(c)(iii) of Item 3 of Form N-1A, as the Fund may subdivide the “Other Expenses” caption into no more than three subcaptions.

Response:            The Registrant respectfully notes that the Fund’s “Other Expenses” line item is not divided into subcaptions within the meaning of Instruction 3(c)(iii).  Footnote 4 is simply a note to the fee table that describes the maximum percentage of the Fund’s administrative services fee, which is included within “Other Expenses.” However, the Registrant has revised the disclosure, consistent with this comment, to remove footnote 4 and include the disclosure under footnote 3, which also provides more information about the Fund’s expenses.

5.              Comment:           With respect to the Fund’s expense table, please note that an expense reimbursement arrangement may only be shown where the reimbursement arrangement will actually reduce fund operating expenses for no less than one year from the effective date of the registration statement.

Response:            The Registrant is aware of this restriction and notes that the expense reimbursement arrangements described in the second footnote to the expense table will remain in effect for no less than one year from the effective date of the registration statement and are expected to reduce fund operating expenses during that period.

6.              Comment:           With respect to the Fund’s expense table, to the extent acquired fund fees and expenses exceed 1 basis point, please include a line item for acquired fund fees and expenses in the table, given that the Fund may invest in other investment companies.

Response:            As acquired fund fees and expenses are not expected to exceed 1 basis point of the Fund’s average net assets during the fiscal year, the Registrant has not included a line item for “Acquired fund fees and expenses” in the Fund’s expense table.

7.              Comment:           With respect to the expense reimbursement arrangements disclosed in the footnote to the Fund’s expense table, please delete the disclosure indicating that certain arrangements will renew automatically for one-year terms.

Response:            The Registrant notes that Instruction 3(e) to Item 3 of Form N-1A permits a fund to reflect expense reimbursement arrangements that will be in effect for no less than one year from the effective date of the registration statement in a fund’s expense table provided that the fund also discloses the period for which the arrangement is expected to continue and describes who can terminate the arrangement and under what circumstances.  The Registrant believes that its current disclosure is consistent with this requirement, as it describes the fact that the arrangements are in effect for a specific one-year term but are also effectively ongoing for successive one-year terms unless terminated by the reimbursing party prior to the start of the following one-year term or by the Fund’s Board of Directors.  For this reason, the Registrant respectfully declines to make the proposed change.

8.              Comment:           The Staff notes that the Fund’s principal investment strategy indicates that the Fund may invest in high yield debt securities.  Please indicate that such securities may include non-investment grade securities (also referred to as “junk bonds”).

Response:            The Registrant has revised the disclosure consistent with this comment.

9.              Comment:           Please confirm whether the equity portion of the Fund’s portfolio will invest in foreign and emerging markets securities.  If so, please disclose this in the Fund’s principal investment strategy.

Response:            The Registrant confirms that the equity portion of the Fund’s portfolio will invest in foreign and emerging markets securities, and has revised the disclosure consistent with this comment.

10.       Comment:           The Staff notes that the Fund may sell credit default swaps.  Please clarify supplementally whether the Fund will cover the full notional amount of the underlying instrument when selling credit protection.  In this regard, the Staff expects that a fund will cover the full notional value of the swap.

Response:            It is the current policy of the Hartford Funds to cover the full notional value of the swap agreement where a fund writes protection by means of a credit default swap.

11.       Comment:           The Staff notes that the Fund may invest in total return swaps.  Please confirm supplementally that the Fund is aware of the following: (i) Release No. 10666 under the Investment Company Act of 1940, as amended, (Apr. 18, 1979) (“Release 10666”); (ii) that the Staff’s position regarding asset coverage is under review; and (iii) that the Staff could issue future guidance related to asset coverage, which could impact the manner in which the Fund operates.

Response:            The Registrant confirms that it is aware of (i) Release 10666; (ii) that the Staff’s position regarding asset coverage is under review; and (iii) that the Staff could issue future guidance related to asset coverage, which could impact the manner in which the Fund operates.

12.       Comment:           With respect to the derivatives disclosure in the Fund’s Prospectus, please ensure that the disclosure is consistent with the Staff’s July 30, 2010 letter to the Investment Company Institute describing derivatives disclosure that should be included in a mutual fund’s prospectus.

Response:            The Registrant has reviewed the disclosure and believes that it is consistent with the Staff’s July 30, 2010 letter.

13.       Comment:           Please include a discussion of the Fund’s strategy of active trading in the Principal Investment Strategy section.  Alternatively, please delete “Active Trading Risk” from the Main Risks section.

Response:            The Registrant has revised the disclosure consistent with this comment.

14.       Comment:           Please confirm supplementally whether any advance notice to shareholders is required prior to a change in the Fund’s investment goal.  If so, please indicate the notice period in the Fund’s Prospectus.

Response:            The Fund’s investment goal is non-fundamental and, accordingly, may be changed without shareholder approval.  The Fund is not required to provide advance notice in the event of a change in its investment goal.  Accordingly, the Registrant will consider whether advance notice to shareholders is appropriate based on the nature and extent of the change.

15.       Comment:           To the extent the Fund’s Item 9 disclosure is duplicative of the Fund’s summary section, please consider consolidating the disclosure in the summary section.

Response:            The Registrant believes that the current disclosure in the Fund’s summary section clearly and accurately describes the Fund’s principal investment strategy and the main risks of investing in the Fund. The Registrant believes that the current description of the Fund’s investment strategy is sufficiently concise for purposes of the summary section.  Accordingly, the Registrant has not made any revisions in response to this comment. In addition, the Registrant notes that the Item 9 disclosure includes the “Additional Risks and Investment Information” section, and is therefore not duplicative of the summary section.

16.       Comment:           With respect to the table of directors in the Fund’s SAI, please confirm that the “Other Directorships” column includes directorships held during the past five years.

Response:            The Registrant confirms that the “Other Directorships” column includes directorships held during the past five years.

Sincerely,

/s/ Chelsea M. Childs

Chelsea M. Childs

cc:	Alice A. Pellegrino
John V. O’Hanlon

Exhibit

The Hartford Mutual Funds, Inc.

5 Radnor Corporate Center, Suite 300

100 Matsonford Road

Radnor, PA 19087

April 21, 2014

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:                             The Hartford Mutual Funds, Inc. (SEC Files Nos. 333-02381 and 811-07589) (the “Registrant”) Post Effective Amendment No. 122 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”)

Dear Ms. O’Neal-Johnson:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to the Amendment, the Registrant hereby acknowledges that:

•                  the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•                  comments of the staff of the Securities and Exchange Commission (the “Commission staff”) or changes to disclosure in response to Commission staff comments in the filings reviewed by the Commission staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings made; and

•                  the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Alice A. Pellegrino

Alice A. Pellegrino
Assistant Secretary
The Hartford Mutual Funds, Inc.